

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2016

Mailstop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> Re:   **TAL International Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-32638**

Dear Mr. Burns:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 62

Leasing Equipment, page 63

1.      We note that you review your depreciation policy on a regular basis to determine whether changes have taken place that would suggest that a change in depreciation policies is warranted.

In light of the extreme weakness in the container leasing industry, please provide us the average sales prices of used containers (in sufficiently detailed information for your major container categories) as of December 3, 2015 and support your expectations for future used container sales prices.

2.    We note that if negative indicators of impairment are present, you test your container fleet for impairment by comparing its carrying value to estimated future undiscounted cash flows.  We have the following comments in this regard:

- Based on your disclosures, it is unclear whether the extreme weakness in the container leasing industry was an indicator that the carrying amount of your leasing equipment may not be recoverable.  With reference to ASC 360-10-35-21, please clarify whether or not you tested these assets for recoverability as of December 31, 2015.   If not, please provide support for your conclusion;

- If you tested these assets for impairment, please refer to the guidance in ASC 360-10-35-29 through 33, and provide us with the results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows; and

- Specifically address how you assessed the recoverability of the $516.6 million carrying value of your units not on lease as of December 31, 2015.

Equipment Held for Sale, page 64

3.    Please provide us a listing by the categories you have identified in your filing (e.g. dry containers, refrigerated and special containers by size), as well as the respective average ages of the 50,100 units held for sale at the end of 2015, and how you determined the lower of cost of market for these containers.

Goodwill, page 65

4.    We note that the annual impairment test is conducted by comparing the Company's carrying amount to the fair value of the Company using a market capitalization approach. In light of your fourth quarter high and low sales price of your common stock, please tell us how you determined your market capitalization, and clarify by how much it exceeded your carrying value.  If your market capitalization did not exceed your carrying value, please tell us the underlying assumptions you utilized in the second step of your impairment test.

5.    Please tell us and disclose the discount rates and perpetual growth rates that were used in your discounted cash flow valuation models.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction